Exhibit 99.3

EBusiness Standard BENGALURU | WEDNESDAY, 26 APRIL 2017 7 CIN: L32102KA1945PLC020800 Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore-560 035, India Website: www.wipro.com Email id: info@wipro.com Tel: +91-80-2844 0011 Fax: +91-80-2844 0054 WIPRO Applying Thought Extract of audited financial results of Wipro Limited and its subsidiaries for the Quarter and Year ended March 31, 2017 Consolidated Audited Financial Results of Wipro Limited under IFRS (₹ in millions, except share and per share data, unless otherwise stated) Effect of transition to Ind AS Particulars Quarter ended March 31, 2017 Year ended March 31, 2017 Quarter ended March 31, 2016 Total income from operations (net) 144,702 558,261 137,417 Net Profit / (Loss) before tax, exceptional and extraordinary items 29,411 110,356 29,221 Net Profit / (Loss) before tax but after exceptional and extraordinary items 29,411 110,356 29,221 Net Profit / (Loss) after tax, exceptional and extraordinary items 22,669 85,143 22,573 Total Comprehensive Income after tax 19,697 87,241 24,075 Equity Share Capital 4,861 4,861 4,941 Reserves excluding Revaluation Reserve 515,443 515,443 460,219 Earnings Per Share (after extraordinary items) (of ₹ 2/’ each) Basic: 9.35 34.96 9.11 Diluted: 9.32 34.85 9.09 The audited consolidated interim financial results of the Company for the quarter ended March 31, 2017 have been approved by the Board of Directors of the Company at its meeting held on April 25, 2017. The statutory auditors have expressed an unmodified audit opinion. Financial Results of Wipro Limited under Ind AS The condensed interim financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016. These financial statements, are prepared in accordance with Ind AS. For periods up to and including the year ended March 31, 2016, the Company prepared its financial statements in accordance with Previous GAAP (i.e. Indian GAAP). Audited Consolidated Financial results under Ind AS Particulars Quarter ended March 31, 2017 Year ended March 31, 2017 Quarter ended March 31, 2016 Total income from operations (net) 144,702 558,291 137,417 Net Profit / (Loss) before tax, exceptional and extraordinary items 29,412 110,393 29,220 Net Profit / (Loss) before tax but after exceptional and extraordinary items 29,412 110,393 29,220 Net Profit / (Loss) after tax, exceptional and extraordinary items 22,670 85,179 22,573 Total Comprehensive Income after tax 19,878 87,363 23,868 Equity Share Capital 4,861 4,861 4,941 Reserves excluding Revaluation Reserve 511,841 511,841 456,507 Earnings Per Share (after extraordinary items) (of ₹ 2/ - each) Basic: 9.35 34.97 9.11 Diluted: 9.33 34.87 9.09 The audited consolidated interim financial results (under Ind AS) of the Company for the quarter ended March 31, 2017 have been approved by the Board of Directors of the Company at its meeting held on April 25, 2017. The statutory auditors have expressed an unmodified audit opinion. Reconciliations between Previous GAAP and Ind AS (i) Reconciliation of equity: As at March 31, 2016 As at April 1, 2015 Equity under Previous GAAP attributable to Equity holders of the Company 446,886 370,920 Non-controlling interest 2,224 1,646 Total equity under Previous GAAP 449,110 372,566 Effect of transition to Ind AS Impact of application of Ind AS 103 to 9,930 11,253 past business combinations Change in fair valuation of investments 2,135 1,338 Provision for expected credit loss (1,404) (1,243) Dividend and tax on dividend 2,959 20,656 Incremental deferred tax recognized, net 543 454 Others 387 260 Equity under Ind AS ₹ 463,660 ₹ 405,284 Attributable to Equity holders of the Company 461,448 403,650 Non-controlling interest 2,212 1,634 (ii) Reconciliation of Net Profit: Three months ended Year ended March 31, 2016 March 31, 2016 Net Profit under Previous GAAP attributable to Equity holders of the Company 22,699 89,597 Non-controlling interest 193 492 Net Profit under Previous GAAP 22,892 90,089 Impact of retrospective application of Ind AS 103 (503) (1,524) Employee benefits 50 1,011 Share based compensation expense 9 108 Expected credit loss recognized (40) (160) Change in fair valuation of investments 32 347 Tax impact on above, net 56 (202) Others 77 (98) Profit for the period under Ind AS attributable to ₹ 22,573 ₹ 89,571 Equity holders of the Company 22,380 89,079 Non-controlling interest 193 492 Standalone Audited Financial Results of Wipro Limited under Ind AS Particulars Quarter ended March 31, 2017 Year ended March 31, 2017 Quarter ended March 31, 2016 Total income from operations (net) 116,282 460,478 116,615 Net Profit / (Loss) before tax, exceptional and extraordinary items 30,051 106,871 25,918 Net Profit / (Loss) before tax but after exceptional and extraordinary items 30,051 106,871 25,918 Net Profit / (Loss) after tax, exceptional and extraordinary items 23,035 81,617 19,733 Total Comprehensive Income after tax 23,957 86,771 19,952 Equity Share Capital 4,861 4,861 4,941 Reserves excluding Revaluation Reserve 462,195 462,195 407,316 Earnings Per Share (after extraordinary items) (of ₹ 2/- each) Basic: 9.53 33.61 8.03 Diluted: 9.50 33.51 8.01 The audited interim financial results of the Company for the quarter ended March 31, 2017 have been approved by the Board of Directors of the Company at its meeting held on April 25, 2017. The statutory auditors have expressed an unmodified audit opinion. Reconciliations between Previous GAAP and Ind AS (i) Reconciliation of equity As at As at March 31, 2016 April 1, 2015 As reported under Previous GAAP 409,052 346,216 Effect of transition to Ind AS Proposed Dividend (incl Dividend distribution tax) 2,974 20,739 Impact on adoption of Ind AS 109 Expected credit loss recognized (1,347) (1,186) Change in fair valuation of investments 2,135 1,338 Amortization of intangible assets (368) (302) Tax impact (net) (337) (475) Others 148 55 Equity as per Ind AS 412,257 366,385 (ii) Reconciliation of Net Profit Three months ended Year ended March 31, 2016 March 31, 2016 Net Profit under Previous GAAP 19,644 80,990 Ind AS Adjustments Expected credit loss recognized (41) (161) Change in fair valuation of investments 76 359 Depreciation, amortization and impairment charge (16) (65) Employee benefits 50 1,011 Share based compensation expenses 9 108 Tax impact (net) (21) (107) Others 32 (130) Net Profit under Ind AS 19,733 82,005 Notes:
1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company’s website (URL: www.wipro.com).
2. During the quarter ended March 31, 2017, the Company has concluded the sale of the EcoEnergy division for a consideration of ₹ 4,670. Net gain from the sale, amounting to ₹ 4,082 has been recorded as other operating income
3. The Board of Directors in their meeting held on April 25, 2017 approved issue of bonus shares, commonly known as issue of stock dividend in the US, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity share held (including ADS holders) as on the record date, subject to approval by the Members of the Company through Postal Ballot. The bonus issue, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ₹ 2 per share. Place: Bangalore Date: April 25, 2017 By Order of the Board, For Wipro Ltd. Azim H Premji Chairman & Managing Director Wipro Limited Regd. Office: Doddakanneli, Sarjapur Road, Bangalore - 560 035 www.wipro.com